Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

management’s report

Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some amounts based on estimates and judgements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of accounting and ethics policy complaints. In addition, the Chief Compliance Officer works to ensure the Company has appropriate policies, controls and measurements in place to facilitate compliance with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process (updated quarterly), which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, a survey of the TELUS Board and input from the Company’s strategic planning activities. Included in this process are the identification and prioritization of key enterprise risks, the assessment of risk appetite and tolerance by risk category, and the assessment of the perceptions of the strength of the internal control environment. Results of this process influence the development of the internal audit program, which is reviewed with and approved by the Audit Committee. Key enterprise-wide risks are assigned to executive owners for risk mitigation responsibility.

As required by Canadian securities regulations and the United States Sarbanes-Oxley Act, the Company has an effective and efficient Sarbanes-Oxley certification enablement process. In addition to assessing disclosure controls and procedures and internal control over financial reporting, this process cascades informative certifications from the key stakeholders, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process. The Company performs an annual fraud risk assessment that further informs their assessment of the internal control environment.

The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared. In addition, the Chief Executive Officer and the Chief Financial Officer have also evaluated the design and operating effectiveness of the Company’s internal control over financial reporting as explained in the following report entitled Report of Management on Internal Control over Financial Reporting.

The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities law requirements as a financial expert. The committee oversees the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, independence and performance of the Company’s external and internal auditors, management of the Company’s risks, its creditworthiness, treasury plans and financial policy, and whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately has the opportunity to meet with the internal auditor without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor’s internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company’s major accounting policies including alternatives and potential key management estimates and judgements; the Company’s financial policies and compliance with such policies; the evaluation by the internal auditors of management’s internal control systems; and the evaluation by management of the adequacy and effectiveness of the design and operation of the Company’s disclosure controls and internal controls over financial reporting. The Audit Committee also considers reports on the Company’s business continuity and disaster recovery plan; reports on financial risk management including derivatives exposure and policies; tax planning, environmental, health and safety risk management, corporate social responsibility and management’s approach for safeguarding corporate assets; an annual review of the Chair of Board of Directors, Chief Executive Officer and Executive Leadership Team expenses and their use of corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditor (and its affiliates). The committee’s terms of reference are available, on request, to shareholders and at telus.com/governance.

“Robert G. McFarlane”	“Darren Entwistle”

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 24, 2011	February 24, 2011

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2010. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2010.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2010, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.

“Robert G. McFarlane”	“Darren Entwistle”

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 24, 2011	February 24, 2011

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statement of financial position as at December 31, 2010 and 2009, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2010, of the Company and our report dated February 24, 2011, expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2010	2009

OPERATING REVENUES	21(a)	$9,779	$9,606
OPERATING EXPENSES
Operations		6,062	5,925
Restructuring costs	7	74	190
Depreciation		1,333	1,341
Amortization of intangible assets		402	381
		7,871	7,837
OPERATING INCOME		1,908	1,769
Other expense, net		32	32
Financing costs	8	510	532
INCOME BEFORE INCOME TAXES		1,366	1,205
Income taxes	9	328	203
NET INCOME		1,038	1,002
OTHER COMPREHENSIVE INCOME	19(b)
Change in unrealized fair value of derivatives designated as cash flow hedges		54	69
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations		—	(12)
Change in unrealized fair value of available-for-sale financial assets		—	1
		54	58
COMPREHENSIVE INCOME		$1,092	$1,060
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,034	$998
Non-controlling interests		4	4
		$1,038	$1,002
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,088	$1,056
Non-controlling interests		4	4
		$1,092	$1,060
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	10
Basic		$3.23	$3.14
Diluted		$3.22	$3.14
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	11	$2.00	$1.90
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		320	318
Diluted		321	318

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of financial position

As at December 31 (millions)	Note	2010	2009

ASSETS
Current assets
Cash and temporary investments, net		$17	$41
Accounts receivable	14, 21(b)	917	694
Income and other taxes receivable		56	16
Inventories	21(b)	283	270
Prepaid expenses		113	105
Derivative assets	5(h)	4	1
		1,390	1,127
Non-current assets
Property, plant and equipment, net	15	7,722	7,729
Intangible assets, net	16	5,134	5,148
Goodwill, net	16	3,572	3,572
Other long-term assets	21(b)	1,744	1,602
Investments		37	41
		18,209	18,092
		$19,599	$19,219

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	21(b)	$1,495	$1,385
Income and other taxes payable		6	182
Restructuring accounts payable and accrued liabilities	7	111	135
Dividends payable		169	150
Advance billings and customer deposits	21(b)	658	674
Current maturities of long-term debt	18	743	82
Current portion of derivative liabilities	5(h)	419	62
Current portion of future income taxes		348	294
		3,949	2,964
Non-current liabilities
Long-term debt	18	5,313	6,090
Other long-term liabilities	21(b)	638	1,271
Future income taxes		1,498	1,319
		7,449	8,680
Liabilities		11,398	11,644
Owners’ equity
Common Share and Non-Voting Share equity	19	8,179	7,554
Non-controlling interests		22	21
		8,201	7,575
		$19,599	$19,219
Commitments and Contingent Liabilities	20

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“Brian F. MacNeill”	“Brian A. Canfield”

Brian F. MacNeill	Brian A. Canfield
Director	Director

consolidated statements of changes in owners’ equity

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
($ in millions)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2009		174,817,514	$2,216	142,831,858	$3,069	$5,285	$168	$1,762	$(130)	$7,085	$23	$7,108
Net income		—	—	—	—	—	—	998	—	998	4	1,002
Other comprehensive income		—	—	—	—	—	—	—	58	58	—	58
Dividends	11(a)	—	—	—	—	—	—	(601)	—	(601)	(6)	(607)
Dividend Reinvestment and Share Purchase Plan – optional cash payments	11(b)	—	—	4,512	—	—	—	—	—	—	—	—
Share option award expense recognized in period	12	—	—	—	—	—	13	—	—	13	—	13
Shares issued pursuant to cash exercise of share options	19(c)	1,506	—	23,984	1	1	—	—	—	1	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	19(c)	—	—	15,162	—	—	—	—	—	—	—	—
Balance as at December 31, 2009		174,819,020	$2,216	142,875,516	$3,070	$5,286	$181	$2,159	$(72)	$7,554	$21	$7,575
Balance as at January 1, 2010		174,819,020	$2,216	142,875,516	$3,070	$5,286	$181	$2,159	$(72)	$7,554	$21	$7,575
Net income		—	—	—	—	—	—	1,034	—	1,034	4	1,038
Other comprehensive income		—	—	—	—	—	—	—	54	54	—	54
Dividends	11(a)	—	—	—	—	—	—	(642)	—	(642)	(3)	(645)
Dividend Reinvestment and Share Purchase Plan	11(b)
Dividends reinvested in shares		—	—	4,091,865	150	150	—	—	—	150	—	150
Optional cash payments		—	—	31,565	1	1	—	—	—	1	—	1
Share option award expense recognized in period	12	—	—	—	—	—	11	—	—	11	—	11
Shares issued pursuant to cash exercise of share options	19(c)	96,526	3	372,579	15	18	(1)	—	—	17	—	17
Shares issued pursuant to use of share option award net-equity settlement feature	19(c)	—	—	77,061	1	1	(1)	—	—	—	—	—
Balance as at December 31, 2010		174,915,546	$2,219	147,448,586	$3,237	$5,456	$190	$2,551	$(18)	$8,179	$22	$8,201

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2010	2009
OPERATING ACTIVITIES
Net income		$1,038	$1,002
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,735	1,722
Future income taxes		213	(83)
Share-based compensation	12(a)	(30)	(23)
Net employee defined benefit plans expense		31	20
Employer contributions to employee defined benefit plans		(140)	(180)
Restructuring costs, net of cash payments	7	(24)	84
Other		(41)	23
Net change in non-cash working capital	21(c)	(236)	339
Cash provided by operating activities		2,546	2,904
INVESTING ACTIVITIES
Capital expenditures	6, 15, 16	(1,721)	(2,103)
Acquisitions	16(e)	—	(26)
Proceeds from the sale of property and other assets		10	—
Other		4	1
Cash used by investing activities		(1,707)	(2,128)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		15	1
Dividends paid to holders of Common Shares and Non-Voting Shares	11(a)	(473)	(602)
Long-term debt issued	18, 21(c)	3,725	9,112
Redemptions and repayment of long-term debt	18, 21(c)	(4,127)	(9,244)
Dividends paid by a subsidiary to non-controlling interests		(3)	(6)
Cash used by financing activities		(863)	(739)
CASH POSITION

Increase (decrease) in cash and temporary investments, net		(24)	37
Cash and temporary investments, net, beginning of period		41	4
Cash and temporary investments, net, end of period		$17	$41
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

Interest (paid)	21(c)	$(471)	$(567)
Interest received		$3	$54
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(311)	$(266)

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

DECEMBER 31, 2010

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT. Subsequently on January 31, 1999, BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements	Page	Description
General application
1. Summary of significant accounting policies	11	Summary review of accounting principles and the methods used in their application by the Company
2. Accounting policy developments	18	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3. Capital structure financial policies	18	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4. Regulation of rates charged to customers	20	Summary review of rate regulation impacts on Company operations and revenues
5. Financial instruments	22	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
6. Segmented information	29	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
7. Restructuring costs	30	Summary continuity schedule and review of restructuring costs
8. Financing costs	30	Summary schedule of items comprising financing costs by nature
9. Income taxes	31	Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax liability
10. Per share amounts	32	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
11. Dividends per share	32	Summary schedule of dividends declared
12. Share-based compensation	33	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
13. Employee future benefits	36	Summary schedules and review of employee future benefits and related disclosures
Consolidated financial position focused
14. Accounts receivable	42	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
15. Property, plant and equipment	43	Summary schedule of items comprising property, plant and equipment
16. Intangible assets and goodwill	44	Summary schedule of intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17. Short-term obligations	47	Summary review of bilateral bank facilities

notes to consolidated financial statements

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused (continued)
18. Long-term debt	47	Summary schedule of long-term debt and related disclosures
19. Common Share and Non-Voting Share equity	50	Review of Common Share and Non-Voting Share equity items including details of other comprehensive income, accumulated other comprehensive income and share option price stratification
20. Commitments and contingent liabilities	52	Summary review of contingent liabilities, lease obligations, guarantees, claims and lawsuits
Other
21. Additional financial information	54	Summary schedules of items comprising certain primary financial statement line items
22. Transactions with key management personnel	56	Summary schedules and review of transactions with key management personnel
23. Differences between Canadian and United States generally accepted accounting principles	57	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1      summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms TELUS or Company are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a)   Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and all of the Wireless segment’s operations.

Effective January 1, 2009, the Company early adopted the new recommendations for business combinations (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602) and did so in accordance with the transitional provisions; the Company would otherwise have been required to adopt the new recommendations effective January 1, 2011. During the Company’s years ended December 31, 2010 and 2009, it was not significantly affected by the early adoption of these recommendations.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)   Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates and assumptions include:

•   the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;

•   the allowance for doubtful accounts;

•   the allowance for inventory obsolescence;

•   the estimated useful lives of assets;

•   the recoverability of tangible assets;

•   the recoverability of intangible assets with indefinite lives;

notes to consolidated financial statements

•   the recoverability of goodwill;

•   the recoverability of long-term investments;

•   the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;

•   the accruals for Canadian Radio-television and Telecommunications Commission (CRTC) deferral account liabilities; and

•   certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Examples of significant judgements, apart from those involving estimation, include:

•   The Company’s view that substantially all the risks and rewards of ownership of accounts receivable sold to an arm’s-length securitization trust, as discussed further in Note 14, are transferred to the trust.

•   The Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of those assets than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•   The Company’s view that its spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that the Company intends to renew them; and that the Company believes it has the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 16(c).

(c)   Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company’s telecommunications infrastructure.

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then the Company’s relevant revenue recognition policies are applied to the accounting units. Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, similar to multiple element arrangements, relative fair values are appropriate.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice local, voice long distance, data and wireless network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company’s network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.

The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 4(c). Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

notes to consolidated financial statements

Non-high cost serving area deferral account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected the Company’s wireline revenues initially for the four-year periods beginning June 1, 2002, and August 1, 2002, respectively; subsequently the pronouncements were extended by one year. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral was based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset, and other exogenous factors that were associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43), enhancement of accessibility to telecommunications services for individuals with disabilities and/or rebates to customers. The deferral account balance also reflects an interest expense component based on the Company’s applicable short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as quantified in Note 21(b). This also resulted in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ initial four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all statement of income and other comprehensive income effects of the deferral account are recorded through operating revenues.

(d)   Cost of acquisition and advertising costs

Costs of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Operations expense. Costs of advertising production, airtime and space are expensed as incurred.

(e)   Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f)    Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceed their fair values) would be recorded.

Estimated useful lives for the majority of the Company’s property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant and equipment	4 to 20 years

(1)   The composite depreciation rate for the year ended December 31, 2010, was 5.1% (2009 — 5.4%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

notes to consolidated financial statements

Estimated useful lives for the majority of the Company’s intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2010 and December 2009 annual tests. The test is applied to each of the Company’s two reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill): Wireless and Wireline.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company’s reporting units.

(g)   Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(i).

The Company has minor foreign subsidiaries that are considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 19(b).

(h)   Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	• The Company has selected this method as it better reflects management’s investment intentions
• Long-term investments not subject to significant influence of the Company(3)	X		• The Company has selected classification as available-for-sale as it better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		• The Company believes that classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)   The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)   Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(3)   In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

•   Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•   Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

notes to consolidated financial statements

•   Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•   In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(i)    Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

•   establish designated currency hedging relationships for its U.S. dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 18(b);

•   establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 5; and

•   fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 12(c).

Hedge accounting: The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 5(i), any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt and as Operations expense if in respect of U.S. dollar denominated future purchase commitments or share-based compensation.

Hedging assets and liabilities: In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is effectively recognized as a component of other comprehensive income, as set out in Note 19(b).

In the application of hedge accounting to U.S. dollar denominated long-term debt future cash outflows, the amount recognized in the determination of net income is the amount that counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Non-Voting Shares at the statement of financial position date and the price of the Company’s Non-Voting Shares in the hedging items.

(j)    Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of future income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

notes to consolidated financial statements

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(k)   Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards which have a net-equity settlement feature, as set out in Note 19(c), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. The Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature so as to align with the accounting treatment afforded to the associated share option awards.

Share option awards which have a net-cash settlement feature, as set out in Note 12(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 are settled using other than the net-cash settlement feature, they would revert to being accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 12(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(i)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in one amount at a future point in time (cliff vesting), the expense is recognized by the Company on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company using the accelerated expense attribution method.

(l)    Employee future benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets is amortized over the expected average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees.

(m)  Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 17.

(n)   Sales of receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which notes to consolidated financial statements

are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(o)   Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories. See Note 21(b).

(p)   Property, plant and equipment; intangible assets

General: Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment and intangible asset construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s one-year cost of borrowing.

When property, plant, equipment and/or intangible assets are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(q)   Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2010, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $254 million (2009 — $237 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 21(b).

(r)   Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments as available-for-sale at their fair values unless the investment securities do not have quoted market prices in an active market, in which case the Company uses the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

notes to consolidated financial statements

Unless there is an other than temporary decline in the value of an available-for-sale investment, carrying values for available-for-sale investments are adjusted to estimated fair values with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of the investment, the carrying values of investments accounted for using the equity, available-for-sale and cost methods are reduced to estimated fair values with such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

(s)   Comparative amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2      accounting policy developments

Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

3      capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; the loss on redemption of long-term debt; and the ongoing impacts of the share options with the net-cash settlement feature.

notes to consolidated financial statements

During 2010, the Company’s strategy, which was unchanged from 2009 (other than to change the dividend payout ratio guideline to 55-65% of adjusted net earnings on a prospective basis), included maintaining the financial policy set out in the following schedule. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, December 31 ($ in millions)	Policy	2010	2009
Components of debt and coverage ratios
Net debt(1)		$6,869	$7,312
EBITDA — excluding restructuring costs(2)		$3,717	$3,681
Net interest cost(3)		$510	$532
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.8	2.0
Coverage ratios
Earnings coverage (interest coverage on long-term debt)(4)		3.8	3.1
EBITDA — excluding restructuring costs interest coverage(5)		7.3	6.9
Other measures
Dividend payout ratio of adjusted net earnings(6)		65%	67%
Dividend payout ratio		65%	61%

(1)   Net debt is calculated as follows:

	2010	2009
Long-term debt (Note 18)	$6,056	$6,172
Debt issuance costs netted against long-term debt	28	30
Derivative liabilities, net	404	721
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(2)	(70)
Cash and temporary investments, net	(17)	(41)
Cumulative proceeds from accounts receivable securitization (Note 14)	400	500
Net debt	$6,869	$7,312

(2)   EBITDA — excluding restructuring costs is calculated as follows:

	2010	2009
EBITDA (Note 6)	$3,643	$3,491
Restructuring costs (Note 7)	74	190
EBITDA — excluding restructuring costs	$3,717	$3,681

(3)   Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)   Earnings coverage (interest coverage on long-term debt) is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)   EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)   Adjusted net earnings per Common Share and Non-Voting Share is calculated as follows:

	2010	2009
Net income attributable to Common Shares and Non-Voting Shares	$1,034	$998
Income tax-related adjustments	(30)	(165)
Loss on redemption of long-term debt, net of income taxes	37	69
Impacts of share options with the net-cash settlement feature, net of income taxes	(7)	1
Adjusted net earnings	$1,034	$903
Adjusted net earnings per Common Share and Non-Voting Share - basic	$3.23	$2.84

The net debt to EBITDA — excluding restructuring costs ratio decreased principally due to lower net debt. The earnings coverage (interest coverage on long-term debt) ratio was 3.8 times in 2010, up from 3.1 times one year earlier. A decrease in long-term debt interest expense, including losses on long-term debt redemption (see Note 8), increased the ratio by 0.6, and higher income before income taxes and long-term debt interest expense increased the ratio by 0.1. The EBITDA — excluding restructuring costs interest coverage ratio for 2010 was 7.3 times, up from 6.9 times in 2009, due mainly to lower redemption premiums on long-term debt and higher EBITDA — excluding restructuring costs, partly offset by net interest costs including lower interest income from tax settlements. These ratios, adjusted to exclude the losses on redemption of long-term debt of $52 million in 2010 and $99 million in 2009, was 7.8 times and 8.5 times, respectively, in 2010 and 2009.

notes to consolidated financial statements

4      regulation of rates charged to customers

(a)   General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. TELUS Communications Company partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. In the latter half of 2007, TELUS Communications Company partnership was granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services that are currently provided within 96 residential and 47 business exchanges where it was determined that there was significant competition for such services to protect the interests of customers. Previously forborne services, including interexchange voice services, wide area network services and retail Internet services, remain forborne. TELUS Communications Company partnership also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that a portion of the Company’s operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation.

The major categories of telecommunications services provided by TELUS Communications Company partnership that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services	Forborne services (not subject to rate regulation)
• Residential wireline local services in incumbent local exchange carrier regions in non-forborne exchanges	• Residential wireline services in incumbent local exchange carrier regions in forborne exchanges(1)
• Business wireline local services in incumbent local exchange carrier regions in non-forborne exchanges	• Business wireline services in incumbent local exchange carrier regions in forborne exchanges(2)
• Competitor services	• Non-incumbent local exchange carrier services
• Public telephone services	• Long distance services
• Miscellaneous other revenue	• Internet and television services
• International telecommunications services
• Interexchange private line services(3)
• Certain data services
• Cellular, enhanced specialized mobile radio digital (ESMR digital) and personal communications services digital (PCS digital)
• Other wireless services, including paging
• Sale of customer premises equipment (CPE)

(1)   Forborne on exchanges where two or more competitors, including wireless service providers, are offering or providing similar services.

(2)   Forborne on exchanges where one or more competitors, including wireless service providers, are offering or providing similar services.

(3)   Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b)   Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company’s telecommunications rate regulated services. A four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC’s Decision 2002-34; on December 16, 2005, the CRTC issued Decision 2005-69 that extended that price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation, which included an oral hearing, with the CRTC issuing its decision in this matter on April 30, 2007. The decision was consistent with the Company’s current accounting policies.

notes to consolidated financial statements

Rate-setting methodology: Under the prospective price regulation framework, services are separated into seven service categories, or baskets, for those exchanges which continue to be regulated. Price constraints within the individual baskets are outlined in the following table.

Capped and non-forborne basket	Price cap constraint	Overriding maximum annual increase
Residential wireline services in incumbent local exchange carrier regions
In non-high cost serving areas	Capped at existing rates	0%
In high cost serving areas	Increase by lesser of inflation(1) or 5%	5%
Business wireline services in incumbent local exchange carrier regions	Increase annually by inflation(1)	10%
Other capped services	Increase annually by inflation(1)	10%
Competitor services	Inflation(1) less 3.2% productivity offset	0%
Public telephone services	One-time increase to $0.50	N/A
Services with frozen rates (e.g. 9-1-1 service)	Capped at existing rates	0%

(1)   As measured by chain-weighted Gross Domestic Product Price Index.

Primary exchange rates for forborne services/exchanges are capped at existing rates.

(c)   Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities: In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near-essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near-essential loops and transiting arrangements is competitive.

Voice contribution expense and portable subsidy revenue: Local exchange carriers’ costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas are more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2010 is 0.73% and the interim rate for 2011 has been similarly set at 0.73%. The Company’s contributions to the central fund, $46 million for the year ended December 31, 2010 (2009 — $50 million), are accounted for as an operations expense and the portable subsidy receipts, $37 million for the year ended December 31, 2010 (2009 — $51 million), are accounted for as local revenue.

notes to consolidated financial statements

5     financial instruments

(a)   Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)  Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)   Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at December 31 (millions)	2010	2009
Cash and temporary investments, net	$17	$41
Accounts receivable	917	694
Derivative assets	9	1
	$943	$736

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2010, the weighted average life of customer accounts receivable is 28 days (2009 — 35 days) and the weighted average life of past-due customer accounts receivable is 59 days (2009 — 72 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at an industry-based market rate on outstanding balances.

notes to consolidated financial statements

As at December 31 (millions)	2010	2009
Customer accounts receivable net of allowance for doubtful accounts
Current	$489	$321
30-60 days past billing date	144	86
61-90 days past billing date	35	23
Greater than 90 days past billing date	32	67
	$700	$497
Customer accounts receivable (Note 21(b))	$741	$556
Allowance for doubtful accounts	(41)	(59)
	$700	$497

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

Years ended December 31 (millions)	2010	2009
Balance, beginning of period	$59	$77
Additions (provision for doubtful accounts)	49	80
Net use	(67)	(98)
Balance, end of period	$41	$59

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables which are sold to an arm’s-length securitization trust, as discussed further in Note 14.

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)   Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 18(g), the Company has significant debt maturities in future years. As at December 31, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2 billion (2009 — $3 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures that they are being used to manage.

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

notes to consolidated financial statements

	Non-derivative			Derivative
	Non-interest	Long-term debt (see Note 18)				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2010 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2011
First quarter	$1,173	$58	$3	$—	$—	$13	$(116)	$118	$1,249
Balance of year	229	1,013	5	(766)	1,183	—	(190)	191	1,665
2012	1	701	—	—	—	—	—	—	702
2013	—	583	—	—	—	—	—	—	583
2014	—	958	—	—	—	—	—	—	958
2015	—	851	—	—	—	—	—	—	851
Thereafter	1	4,266	—	—	—	—	—	—	4,267
Total	$1,404	$8,430	$8	$(766)	$1,183	$13	$(306)	$309	$10,275
		Total (see Note 18(g))			$8,855

(1)   Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

(2)   The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

	Non-derivative			Derivative
	Non-interest	Long-term debt				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2009 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2010
First quarter	$1,023	$35	$1	$—	$—	$51	$(75)	$77	$1,112
Balance of year	309	420	1	(113)	175	9	(95)	95	801
2011	—	1,728	1	(1,473)	2,152	—	—	—	2,408
2012	—	1,014	—	—	—	—	—	—	1,014
2013	—	532	—	—	—	—	—	—	532
2014	—	907	—	—	—	—	—	—	907
Thereafter	1	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$8,449	$3	$(1,586)	$2,327	$60	$(170)	$172	$10,588
		Total			$9,193

(1)   Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2009.

(2)   The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2009. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

(d)   Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

(e)   Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

notes to consolidated financial statements

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 18(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

(f)    Other price risk

Investments: If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks, as it would be if it held investments classified as available-for-sale. Long-term investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 12(b)) and fix the Company’s cost associated with its restricted stock units (Note 12(c)).

(g)   Market risk

Net income and other comprehensive income for the years ended December 31, 2010 and 2009, could have varied if the Canadian dollar: U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the reporting periods.

notes to consolidated financial statements

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2010	2009	2010	2009	2010	2009
Reasonably possible changes in market risks(1)
10% change in Cdn. $: U.S.$ exchange rate
Canadian dollar appreciates	$(7)	$(5)	$(10)	$(16)	$(17)	$(21)
Canadian dollar depreciates	$7	$5	$10	$16	$17	$21
25 basis point change in market interest rate
Rate increases	$(1)	$(2)	$—	$2	$(1)	$—
Rate decreases	$1	$2	$—	$(2)	$1	$—
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(2)	$—	$4	$3	$2	$3
Price decreases	$1	$(8)	$(4)	$(3)	$(3)	$(11)

(1)   These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)   To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 12(b), the volatility of the Company’s Non-Voting Share price as at December 31, 2010, was 26.7% (2009 — 26.4%); reflecting the twelve-month data period ended December 31, 2010, the volatility was 14.2% (2009 — 26.9%).

(3)   The hypothetical effects of changes in the prices of the Company’s Common Shares and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 5(f).

(h)   Fair values

General: The carrying values of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based upon Canadian dollar: U.S. dollar foreign exchange forward rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

notes to consolidated financial statements

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2010	2009	2010	2009	2010	2009	2010	2009
Assets
Foreign exchange derivatives	$—	$1	$—	$—	$—	$1	$—	$—
Share-based compensation derivatives	9	—	—	—	9	—	—	—
	$9	$1	$—	$—	$9	$1	$—	$—
Liabilities
Foreign exchange derivatives	$2	$2	$—	$—	$2	$2	$—	$—
Share-based compensation derivatives	13	60	—	—	13	60	—	—
Cross currency interest rate swap derivatives	404	721	—	—	404	721	—	—
	$419	$783	$—	$—	$419	$783	$—	$—

Derivative: The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		2010			2009
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar revenues to which hedge accounting is not applied	2011	$48	$—	$—	$23	$1	$1
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2011	$14	4	4	$—	—	—
			$4	$4		$1	$1
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2012	$15	$5	$4	$12	$—	$—
Deduct: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			(1)			—
			$4	$4		$—	$—
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2011	$140	$1	$1	$102	$2	$2
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2011	$121	1	1	$79	—	—
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 12(b))	2012	$60	13	13	$130	51	51
- Hedging(1)(2) (Note 12(c))	2010	$—	—	—	$26	9	9
Current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 18(b))	2011	$1,133	404	407	$—	—	—
			419			62
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			3			—
			$422	$422		$62	$62

notes to consolidated financial statements

		2010			2009
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2012	$4	$—	$—	$—	$—	$—
Non-current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 18(b))	2011	$—	—	—	$2,064	721	726
			—			721
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—			5
			$—	$—		$726	$726

(1)          Designated as cash flow hedging items.

(2)          Hedge accounting is applied to derivatives that are designated as held for hedging.

Non-derivative: The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, is as set out in the following table.

	2010		2009
As at December 31 (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,056	$6,590	$6,172	$6,656

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 19(b))
	(effective portion) (Note 19(b))			Amount
Years ended December 31 (millions)	2010	2009	Location	2010	2009
Derivatives used to manage currency risks
- Associated with U.S. dollar denominated debt(1)	$9	$(259)	Financing costs	$(59)	$(357)
- Arising from U.S. dollar denominated purchases	(1)	(6)	Operations	—	1
Derivatives used to manage changes in share-based compensation costs (Note 12(c))	7	1	Operations	—	(6)
	$15	$(264)		$(59)	$(362)

(1)          Including amounts arising from settlement of financial instruments used to manage the foreign exchange risk associated with redeemed U.S. dollar denominated debt (Note 8).

The following table sets out gains and losses arising from derivative instruments: that are classified as held for trading items; that are not designated as being in a hedging relationship; and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2010	2009
Derivatives used to manage currency risks	Financing costs	$—	$(13)
Derivatives used to manage changes in share-based compensation costs (Note 12(b))	Operations	24	(4)
		$24	$(17)

notes to consolidated financial statements

6                  segmented information

The Company’s operating segments and reportable segments are Wireless and Wireline. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. The Wireline segment includes voice local, voice long distance, data (which includes TELUS TV) and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The Company does not have material revenues attributed, or capital assets and goodwill located, outside of Canada.

The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$5,014	$4,707	$4,765	$4,899	$—	$—	$9,779	$9,606
Intersegment revenue	33	28	155	134	(188)	(162)	—	—
	$5,047	$4,735	$4,920	$5,033	$(188)	$(162)	$9,779	$9,606
EBITDA(1)	$2,031	$1,933	$1,612	$1,558	$—	$—	$3,643	$3,491
CAPEX(2)	$463	$770	$1,258	$1,333	$—	$—	$1,721	$2,103
EBITDA less CAPEX	$1,568	$1,163	$354	$225	$—	$—	$1,922	$1,388
				Operating revenues (above)			$9,779	$9,606
				Operations			6,062	5,925
				Restructuring costs			74	190
				EBITDA (above)			3,643	3,491
				Depreciation			1,333	1,341
				Amortization			402	381
				Operating income			1,908	1,769
				Other expense, net			32	32
				Financing costs			510	532
				Income before income taxes			1,366	1,205
				Income taxes			328	203
				Net income			$1,038	$1,002

(1)          Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).

notes to consolidated financial statements

7                  restructuring costs

Years ended December 31 (millions)	2010	2009
Restructuring costs
Workforce
Voluntary	$39	$94
Involuntary	25	92
Other	10	4
	74	190
Disbursements
Workforce
Voluntary	42	36
Involuntary and other	61	66
Other	2	4
	105	106
Expenses greater (less) than disbursements	(31)	84
Other	7	—
Change in restructuring accounts payable and accrued liabilities	(24)	84
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	135	51
Balance, end of period	$111	$135

In 2010 ongoing efficiency initiatives include:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

•                  decommissioning uneconomic products and services; and

•                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

These initiatives were aimed to improve the Company’s long-term operating productivity and competitiveness. The Company’s estimate of restructuring costs for 2011 is approximately $50 million.

8                  financing costs

Years ended December 31 (millions)	2010	2009
Interest expense
Interest on long-term debt	$442	$474
Interest on short-term obligations and other	21	9
Loss on redemption of long-term debt(1)	52	99
	515	582
Foreign exchange	(1)	(3)
	514	579
Interest income
Interest on tax refunds	(2)	(46)
Other interest income	(2)	(1)
	(4)	(47)
	$510	$532

(1)          This amount includes a loss of $16 (2009 — $36) which arose from the associated settlement of financial instruments that were used to manage the foreign exchange rate risk associated with the U.S. dollar denominated debt that was redeemed during the third quarter (2009 — fourth quarter), as discussed in Note 18(b).

notes to consolidated financial statements

9                  income taxes

Years ended December 31 (millions)	2010	2009
Current	$115	$286
Future	213	(83)
	$328	$203

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$396	29.0%	$366	30.3%
Revaluation of future income tax liability to reflect future statutory income tax rates	(43)		(99)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(36)		(68)
Share option award compensation	10		4
Other	1		—
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$328	24.0%	$203	16.8%

The Company must make significant estimates in respect of the composition of its future income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax liability are estimated as follows:

As at December 31 (millions)	2010	2009
Property, plant and equipment and intangible assets subject to amortization	$(282)	$(209)
Intangible assets with indefinite lives	(835)	(789)
Partnership income unallocated for income tax purposes	(398)	(437)
Net pension and share-based compensation amounts	(408)	(327)
Reserves not currently deductible	70	124
Losses available to be carried forward	35	40
Other	(28)	(15)
	$(1,846)	$(1,613)
Presented on the Consolidated Statements of Financial Position as:
Future income tax liability
Current	$(348)	$(294)
Non-current	(1,498)	(1,319)
Net future income tax asset (liability)	$(1,846)	$(1,613)

The Company expects to be able to utilize its non-capital losses prior to expiry.

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company expects to include a net capital loss carry-forward of $5 million (2009 — $605 million) in its Canadian income tax returns. Of the net capital losses carried-forward as at December 31, 2009, $604 million has been denied on audit by the Canada Revenue Agency and the Company will no longer pursue such net capital losses. During the year ended December 31, 2010, the Company recognized the benefit of $1 million (2009 — $1 million) in net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2010, the Company recorded Investment Tax Credits of $20 million (2009 — $15 million). Of the Investment Tax Credits recorded by the Company during the year ended December 31, 2010, $15 million (2009 — $10 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

Commencing in 2011, Canadian generally accepted accounting principles for publicly accountable enterprises require the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no future income tax liabilities have been recognized. In the Company’s specific instance this is relevant to its investment in Canadian subsidiaries and Canadian partnerships. The Company is not required to recognize such future income tax liabilities as it is in a position to control the timing and manner of the reversal of the temporary differences, which would not expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although the Company is in a position to control the timing and reversal of temporary differences in respect of its non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, it does recognize all potential taxes for repatriation of substantially all unremitted earnings in non-Canadian subsidiaries.

notes to consolidated financial statements

10            per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2010	2009
Basic total weighted average Common Shares and Non-Voting Shares outstanding	320	318
Effect of dilutive securities
Share option awards	1	—
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	321	318

For the year ended December 31, 2010, certain outstanding share option awards, in the amount of 5 million (2009 — 8 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11            dividends per share

(a)          Dividends declared

	2010			2009
Years ended December 31 (millions except per share amounts)	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share and Non-Voting Share
Dividend $0.475 (2009 – $0.475)	Mar. 11, 2010	Apr. 1, 2010	$152	Mar. 11, 2009	Apr. 1, 2009	$151
Dividend $0.50 (2009 – $0.475)	June 10, 2010	July 2, 2010	161	June 10, 2009	July 2, 2009	149
Dividend $0.50 (2009 – $0.475)	Sept. 10, 2010	Oct. 1, 2010	160	Sept. 10, 2009	Oct. 1, 2009	151
Dividend $0.525 (2009 – $0.475)	Dec. 10, 2010	Jan. 4, 2011	169	Dec. 11, 2009	Jan. 4, 2010	150
			$642			$601

	2010			2009
	Dividends declared in			Dividends declared in
Years ended December 31 (millions)	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Common Share and Non-Voting Share dividends
Payable, beginning of period	$150	$—	$150	$151	$—	$151
Declared	N/A	642	642	N/A	601	601
Paid in cash	(129)	(344)	(473)	(151)	(451)	(602)
Re-invested in Non-Voting Shares issued from Treasury	(21)	(129)	(150)	—	—	—
Payable, end of period	$—	$169	$169	$—	$150	$150

On February 8, 2011, the Board of Directors declared a quarterly dividend of $0.525 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on April 1, 2011, to holders of record at the close of business on March 11, 2011. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on March 11, 2011.

(b)          Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends: The Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the year ended December 31, 2010, in respect of dividends reinvested, the Company issued Non-Voting Shares from Treasury at a discount of 3%. In respect of Common Share and Non-Voting Share notes to consolidated financial statements

dividends declared during the year ended December 31, 2010, $183 million (2009 — $36 million) was to be reinvested in Non-Voting Shares.

Optional cash payments: Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

12            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as Operations expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2010			2009
Years ended December 31 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$1	$(24)	$(23)	$11	$(26)	$(15)
Restricted stock units(2)	29	(36)	(7)	29	(37)	(8)
Employee share purchase plan	27	(27)	—	29	(29)	—
	$57	$(87)	$(30)	$69	$(92)	$(23)

(1)          The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 5(i)), was $(10) (2009 — $(2)).

(2)          The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 5(i)).

For the year ended December 31, 2010, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $18 million (2009 — $19 million). Similarly, for the year ended December 31, 2010, the associated operating cash outflows in respect of restricted stock units include cash outflows arising from the cash-settled equity swap agreements of $4 million (2009 — $15 million). For the year ended December 31, 2010, the income tax benefit arising from share-based compensation was $6 million (2009 — $18 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

General: The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. The Company uses share option awards as a form of retention and incentive compensation. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments: The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2010	2009
Share option award fair value (per share option)	$4.30	$3.64
Risk free interest rate	2.5%	2.3%
Expected lives(1) (years)	4.5	4.5
Expected volatility	26.3%	26.0%
Dividend yield	5.8%	6.2%

(1)          The maximum contractual term of the share option awards granted in 2010 and 2009 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

notes to consolidated financial statements

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share option awards for the year ended December 31, 2010, would have varied as follows:

	Hypothetical change in assumptions(1)
($ in millions)	10%	20%
Risk free interest rate	$—	$1
Expected lives (years)	$—	$1
Expected volatility	$1	$3
Dividend yield	$1	$1

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. As discussed further in Note 19(c), it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments: Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

	Weighted average				Exercise date			Associated
As at December 31, 2010 ($ in millions except per affected outstanding share option award)	Exercise price	Grant-date fair value		Incremental expense arising from net-cash settlement feature	fair value capped by cash-settled equity swap agreement	Affected share option awards outstanding	Aggregate intrinsic value(1)	notional amount of cash-settled equity swap agreement (Note 5(h))
Affected share option awards granted for
Non-Voting Shares prior to 2002	$29.98	N/A	(2)	$25.17	$55.15	834,826	$11	$43
Non-Voting Shares after 2001	$22.28	$7.08		$25.79	$55.15	333,119	7	17
						1,167,945	$18	$60

(1)          The aggregate intrinsic value is calculated upon December 31, 2010, per share price of $43.25 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 21(b) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(2)          As discussed in Note 1(k), Canadian GAAP did not require that grant-date fair values be determined for share option awards made prior to 2002.

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

notes to consolidated financial statements

	2010			2009
	Number of restricted stock units		Weighted average grant-	Number of restricted stock units		Weighted average grant-
Years ended December 31	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	1,385,091	—	$37.76	1,506,370	—	$48.15
Vested	—	24,226	37.03	—	26,885	50.10
Issued
Initial award	754,057	—	33.82	641,404	—	30.78
In lieu of dividends	90,384	44	40.18	110,637	169	32.23
Vested	(771,417)	771,417	43.11	(706,893)	706,893	52.52
Settled in cash	—	(770,998)	43.28	—	(709,721)	52.95
Forfeited and cancelled	(99,049)	—	36.89	(166,427)	—	45.15
Outstanding, end of period
Non-vested	1,359,066	—	32.46	1,385,091	—	37.76
Vested	—	24,689	$31.86	—	24,226	$37.03

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2010, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2011	390,000	$33.79
	50,000	$44.43
	440,000		184,857	624,857

2012	420,000	$35.91
	100,000	$46.01
	520,000		214,209	734,209
	960,000		399,066	1,359,066

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and up to 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the year ended December 31, 2010, the Company contributed 40% (2009 — 40%) for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35% (2009 — 35%). The Company records its contributions as a component of operating expenses and, prior to fiscal 2010, there were no vesting requirements. Subsequent to 2009, the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment was terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

Years ended December 31 (millions)	2010	2009
Employee contributions	$73	$79
Company contributions	27	29
	$100	$108

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2010 and 2009, all Common Shares issued to employees under the plan were purchased in the stock market at normal trading prices.

(e)          Unrecognized, non-vested share-based compensation

As at December 31, 2010, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.7 years (2009 — 1.6 years).

notes to consolidated financial statements

As at December 31 (millions)(1)	2010	2009
Share option awards	$9	$12
Restricted stock units(2)	27	22
	$36	$34

(1)          These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of future, if any, modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the statement of financial position dates.

(2)          The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the statement of financial position dates, net of the impacts of associated cash-settled equity forward agreements.

13            employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Québec Defined Benefit Pension Plan: Any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees are covered by this contributory defined benefit pension plan, which comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Contributions are determined in accordance with provisions of negotiated labour contracts and are generally based on employee gross earnings.

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

notes to consolidated financial statements

Defined contribution pension plan: Effective January 1, 2007, the Company offered one defined contribution pension plan, which is contributory, and is the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Membership in the defined contribution pension plan is voluntary until an employee’s third year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2010	2009	2010	2009
Accrued benefit obligation:
Balance at beginning of year	$6,376	$5,243	$71	$64
Current service cost	103	85	—	—
Interest cost	368	374	5	5
Benefits paid (c)	(341)	(318)	(5)	(5)
Actuarial loss (gain)	452	991	4	7
Plan amendments	—	1	—	—
Balance at end of year (d)-(e)	6,958	6,376	75	71
Plan assets (g):
Fair value at beginning of year	6,316	5,654	30	34
Actual return on plan assets	623	767	1	—
Employer contributions (j)	137	179	3	1
Employees’ contributions	30	34	—	—
Benefits paid (c)	(341)	(318)	(5)	(5)
Fair value at end of year	6,765	6,316	29	30
Funded status — plan surplus (deficit)	(193)	(60)	(46)	(41)
Unamortized net actuarial loss (gain)	1,726	1,528	4	(1)
Unamortized past service costs	27	31	—	—
Unamortized transitional obligation (asset)	(58)	(106)	—	—
Accrued benefit asset (liability)	$1,502	$1,393	$(42)	$(42)

The accrued benefit asset (liability) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	2010	2009
Pension benefit plans	$1,502	$1,393
Other benefit plans	(42)	(42)
	$1,460	$1,351
Presented in the Consolidated Statements of Financial Position as:
Deferred charges (Note 21(b))	$1,683	$1,565
Other long-term liabilities (Note 21(b))	(223)	(214)
	$1,460	$1,351

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b)          Defined benefit plans — cost

The Company’s total net defined benefit plan costs were as follows:

	2010			2009
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$73	$—	$73	$51	$—	$51
Interest cost	368	—	368	374	—	374
Return on plan assets	(623)	169	(454)	(767)	364	(403)
Past service costs	—	4	4	—	3	3
Actuarial loss	452	(367)	85	991	(954)	37
Amortization of transitional asset	—	(48)	(48)	—	(44)	(44)
	$270	$(242)	$28	$649	$(631)	$18

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

notes to consolidated financial statements

	2010			2009
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Interest cost	$5	$—	$5	$5	$—	$5
Return on plan assets	(1)	—	(1)	—	(1)	(1)
Actuarial loss (gain)	4	(5)	(1)	7	(10)	(3)
Amortization of transitional obligation	—	—	—	—	1	1
	$8	$(5)	$3	$12	$(10)	$2

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c)          Benefit payments

Estimated future benefit payments from the Company’s defined benefit plans, calculated as at December 31, 2010, are as follows:

Years ending December 31 (millions)	Pension benefit plans	Other benefit plans
2011	$353	$6
2012	367	6
2013	383	6
2014	400	5
2015	416	5
2016-2020	2,254	24

(d)          Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

	2010			2009
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$4,328	$4,515	$187	$3,544	$3,799	$255
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	2,401	2,250	(151)	2,627	2,517	(110)
Unfunded	229	—	(229)	205	—	(205)
	2,630	2,250	(380)	2,832	2,517	(315)
(see (a))	$6,958	$6,765	$(193)	$6,376	$6,316	$(60)

As at December 31, 2010 and 2009, undrawn Letters of Credit, further discussed in Note 18(d), secured certain of the unfunded defined benefit pension plans.

(e)          Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

	2010			2009
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$27	$29	$2	$27	$30	$3
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	48	—	(48)	44	—	(44)
(see (a))	$75	$29	$(46)	$71	$30	$(41)

notes to consolidated financial statements

(f)            Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

	2010			2009
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$5,857	$6,209	$352	$5,353	$5,794	$441
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	599	556	(43)	545	522	(23)
Unfunded	210	—	(210)	189	—	(189)
	809	556	(253)	734	522	(212)
	$6,666	$6,765	$99	$6,087	$6,316	$229

(g)         Plan investment strategies and policies

The Company’s primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s Pension Benefits Standards Act, 1985, required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

notes to consolidated financial statements

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2011	2010	2009	2011	2010	2009
Equity securities	45-60%	56%	53%	—	—	—
Debt securities	35-45%	38%	41%	—	—	—
Real estate	4-8%	6%	6%	—	—	—
Other	0-2%	—	—	100%	100%	100%
		100%	100%		100%	100%

(h)         Fair value measurements — pension benefit plans

Information about the fair value measurements of the Company’s defined benefit pension plans’ assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Total		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2010	2009	2010	2009	2010	2009	2010	2009
Asset class
Equity securities
Canadian	$2,174	$1,921	$1,790	$1,743	$384	$178	$—	$—
Foreign	1,589	1,415	1,122	969	412	380	55	66
Debt securities
Debt securities issued by national, provincial or local governments	1,357	1,207	1,071	1,014	286	193	—	—
Corporate debt securities	558	620	—	—	558	620	—	—
Asset-backed securities	54	45	—	—	54	45	—	—
Commercial mortgages	218	312	—	—	—	—	218	312
Cash and cash equivalents	386	389	17	25	369	364	—	—
Real estate	429	393	51	45	—	—	378	348
Other	—	14	—	—	—	14	—	—
	$6,765	$6,316	$4,051	$3,796	$2,063	$1,794	$651	$726

At December 31, 2010, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

The changes in the years ended December 31, 2010 and 2009, of the fair value measurements of the Company’s defined benefit pension plans’ assets which use significant unobservable inputs, in aggregate, are as follows:

	Asset class
	Equity securities - foreign		Commercial mortgages		Real estate		Total
Year ended December 31 (millions)	2010	2009	2010	2009	2010	2009	2010	2009
Balance, beginning of year	$66	$80	$312	$285	$348	$320	$726	$685
Actual return on plan assets relating to assets:
Still held at reporting date	(19)	(18)	1	17	(13)	(13)	(31)	(14)
Sold during the period	—	—	(3)	6	—	—	(3)	6
Purchases, sales and settlements	8	4	(92)	4	43	41	(41)	49
Transfers in and/or out of Level 3	—	—	—	—	—	—	—	—
Balance, end of year	$55	$66	$218	$312	$378	$348	$651	$726

(i)            Fair value measurements — other benefit plan

As at December 31, 2010 and 2009, the Company has only one other defined benefit plan and it had only one asset, an experience related underwriting agreement, the fair value of which was determined using significant unobservable inputs (Level 3). The changes in the years ended December 31, 2010 and 2009, of the fair value measurements of the Company’s other defined benefit plan’s assets which use significant unobservable inputs are as follows:

notes to consolidated financial statements

	Balance,	Actual return on plan assets relating to assets		Purchases,	Transfers in
(millions)	beginning of year	Still held at the reporting date	Sold during the period	sales and settlements	and/or out of Level 3	Balance, end of year
Asset class
Experience rated underwriting agreement(1)
Year ended December 31, 2009	$34	$—	$—	$(4)	$—	$30
Year ended December 31, 2010	$30	$1	$—	$(2)	$—	$29

(1)          The effect of the experience rated underwriting agreement is that the Company’s contributions were transferred to an insurance company that in turn provides the other defined benefits.

(j)            Employer contributions

The determination of the minimum funding amounts for substantially all of the Company’s registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•      Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces the Company’s minimum funding requirement of current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•      As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. In the latter half of 2009, the Canadian Federal Government announced proposals that would, among other things, affect the solvency funding methodology for pension plans governed by the Pension Benefits Standards Act, 1985; the impact of these proposals, if any, on the Company will depend upon the final enacted form of the proposals.

The best estimates of fiscal 2011 employer contributions to the Company’s defined benefit plans are approximately $298 million (including a discretionary contribution of $200 million made in January 2011) for defined benefit pension plans and $NIL for other defined benefit plans. These estimates (other than for the non-recurring contribution of $200 million made in January 2011) are based upon the mid-year 2010 annual funding reports that were prepared by actuaries using December 31, 2009, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2011.

(k)        Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

The discount rate, which is used to determine the accrued benefit obligation, is based on the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2010	2009	2010	2009
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.85%	7.25%	5.67%	7.11%
Accrued benefit obligation as at December 31	5.25%	5.85%	4.97%	5.65%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.25%	7.25%	2.50%	3.00%
Accrued benefit obligation as at December 31	7.00%	7.25%	2.50%	2.50%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)          The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (g)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

notes to consolidated financial statements

	Pension benefit plans		Other benefit plans
2010 sensitivity of key assumptions (year ended, or as at, December 31, 2010) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 25 basis point decrease(1) in:
Discount rate	$219	$20	$1	$—
Expected long-term rate of return on plan assets		$16		$—
Rate of future increases in compensation	$26	$5	$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(l)            Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2010	2009
Union pension plan and public service pension plan contributions	$27	$30
Other defined contribution pension plans	34	31
	$61	$61

14            accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (2009 — $500 million). This revolving-period securitization agreement had an initial term ending July 18, 2007; a November 30, 2006, amendment resulted in the term being extended to July 18, 2008; a March 31, 2008, amendment resulted in the term being extended to July 17, 2009; and a May 6, 2009, amendment resulted in the term being extended to May 6, 2012.

As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

As at December 31 (millions)	2010	2009
Total managed portfolio	$1,322	$1,201
Securitized receivables	(465)	(598)
Retained interest in receivables sold	60	91
Receivables held	$917	$694

For the year ended December 31, 2010, the Company recognized composite losses of $8 million (2009 — $11 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization were as follows:

Years ended December 31 (millions)	2010	2009
Cumulative proceeds from securitization, beginning of period	$500	$300
Proceeds from new securitizations	—	200
Securitization reduction payments	(100)	—
Cumulative proceeds from securitization, end of period	$400	$500
Proceeds from collections reinvested in revolving-period securitizations	$4,235	$4,060
Proceeds from collections pertaining to retained interest	$720	$780

notes to consolidated financial statements

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest were as follows:

Years ended December 31	2010	2009
Expected credit losses as a percentage of accounts receivable sold	1.0%	1.2%
Weighted average life of the receivables sold (days)	34	32
Effective annual discount rate	1.2%	0.8%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2010, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions were as follows:

	December 31,	Hypothetical change in assumptions(1)
($ in millions)	2010	10%	20%
Carrying amount/fair value of future cash flows	$60
Expected credit losses as a percentage of accounts receivable sold		$—	$1
Weighted average life of the receivables sold (days)		$—	$—
Effective annual discount rate		$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

15            property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under capital lease	Other	Land	Assets under construction	Total

At cost
As at January 1, 2009	$20,609	$2,110	$15	$1,681	$49	$485	$24,949
Additions	406	21	—	42	—	1,283	1,752
Additions arising from business acquisitions	—	2	—	7	—	—	9
Dispositions and retirements	(125)	(28)	(2)	(124)	—	—	(279)
Reclassifications	1,160	139	—	38	—	(1,337)	—
As at December 31, 2009	22,050	2,244	13	1,644	49	431	26,431
Additions	431	15	10	35	—	840	1,331
Dispositions and retirements	(568)	(13)	(2)	(182)	—	—	(765)
Reclassifications	675	105	—	53	—	(833)	—
As at December 31, 2010	$22,588	$2,351	$21	$1,550	$49	$438	$26,997

Accumulated depreciation
As at January 1, 2009	$15,119	$1,232	$9	$1,272	$—	$—	$17,632
Depreciation	1,053	122	2	164	—	—	1,341
Dispositions and retirements	(120)	(21)	(2)	(128)	—	—	(271)
As at December 31, 2009	16,052	1,333	9	1,308	—	—	18,702
Depreciation	1,082	118	2	131	—	—	1,333
Dispositions and retirements	(568)	(13)	(1)	(178)	—	—	(760)
Reclassifications	(5)	5	—	—	—	—	—
As at December 31, 2010	$16,561	$1,443	$10	$1,261	$—	$—	$19,275

Net book value
As at December 31, 2009	$5,998	$911	$4	$336	$49	$431	$7,729
As at December 31, 2010	$6,027	$908	$11	$289	$49	$438	$7,722

notes to consolidated financial statements

16          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts and the related customer relationships	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences(1)	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at January 1, 2009	$245	$138	$2,082	$103	$197	$2,765	$4,867	$—	$4,867	$7,632	$3,928	$11,560
Additions	—	—	32	—	319	351	—	—	—	351	—	351
Additions arising from business acquisitions	—	—	—	—	—	—	—	7	7	7	8	15
Dispositions and retirements	—	(1)	(63)	—	—	(64)	—	—	—	(64)	—	(64)
Reclassifications	—	—	357	1	(358)	—	—	—	—	—	—	—
As at December 31, 2009	245	137	2,408	104	158	3,052	4,867	7	4,874	7,926	3,936	11,862
Additions	—	—	38	8	344	390	—	—	—	390	—	390
Dispositions and retirements	—	—	(213)	—	—	(213)	—	—	—	(213)	—	(213)
Reclassifications	—	—	262	—	(262)	—	—	—	—	—	—	—
As at December 31, 2010	$245	$137	$2,495	$112	$240	$3,229	$4,867	$7	$4,874	$8,103	$3,936	$12,039
Accumulated amortization
As at January 1, 2009	$46	$13	$1,314	$75	$—	$1,448	$1,018	$—	$1,018	$2,466	$364	$2,830
Amortization	6	14	360	1	—	381	—	—	—	381	—	381
Dispositions and retirements	—	—	(69)	—	—	(69)	—	—	—	(69)	—	(69)
As at December 31, 2009	52	27	1,605	76	—	1,760	1,018	—	1,018	2,778	364	3,142
Amortization	6	14	378	4	—	402	—	—	—	402	—	402
Dispositions and retirements	—	—	(211)	—	—	(211)	—	—	—	(211)	—	(211)
As at December 31, 2010	$58	$41	$1,772	$80	$—	$1,951	$1,018	$—	$1,018	$2,969	$364	$3,333
Net book value
As at December 31, 2009	$193	$110	$803	$28	$158	$1,292	$3,849	$7	$3,856	$5,148	$3,572	$8,720
As at December 31, 2010	$187	$96	$723	$32	$240	$1,278	$3,849	$7	$3,856	$5,134	$3,572	$8,706

(1)    Accumulated amortization of spectrum licences and goodwill is amortization recorded prior to 2002.

notes to consolidated financial statements

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2010, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2011	$373
2012	254
2013	89
2014	39
2015	25

(c)          Intangible assets with indefinite lives — spectrum licences

The Company’s intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. The Company’s spectrum licences are expected to be renewed either every five years or every ten years following a review by Industry Canada of the Company’s compliance with licence terms and suitability for continued operation of the licences at terms to be established by Industry Canada. In addition to current usage, the Company’s spectrum licensed can be used for planned and new technologies. As a result of the combination of the significant roles of these factors, the Company’s spectrum licences are currently considered to have indefinite lives.

(d)          Impairment testing of intangible assets with indefinite lives and goodwill

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each reporting unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2010	2009	2010	2009	2010	2009
Wireless	$3,856	$3,856	$2,606	$2,606	$6,462	$6,462
Wireline	—	—	966	966	966	966
	$3,856	$3,856	$3,572	$3,572	$7,428	$7,428

There is a material degree of uncertainty with respect to the estimates of the reporting units’ fair values given the necessity of making key economic assumptions about the future. The fair value calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimate. In the normal course, changes are made to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes in the Company’s debt ratings.

The cash flow projection key assumptions are based upon the Company’s approved financial forecasts which span a period of three years and are discounted at a consolidated rate of 8.25% (2009 — 7.61%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated using perpetual growth rates of 1.75% (2009 — 1.75%) for the wireless reporting unit and zero (2009 — zero) for the wireline reporting unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which the Company operates.

The Company validates its fair value results through the use of the market-comparable approach and analytical review of industry and Company-specific facts. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

The Company believes that any reasonably possible change in the key assumptions on which its reporting units’ fair values are based would not cause the reporting units’ carrying amounts to exceed their fair value amounts. If the future was to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Sensitivity testing was conducted as a part of the December 2010 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

notes to consolidated financial statements

(e)          Business acquisitions; other

Transactel Barbados, Inc.: On December 22, 2008, the Company acquired a direct 29.99% economic interest in Transactel Barbados, Inc., a business process outsourcing and call centre company with facilities in three Central American countries, for $19 million cash. Additional contingent consideration could become payable depending upon Transactel Barbados, Inc. earnings for the year ending December 31, 2011.

Concurrent with acquiring the initial interest in Transactel Barbados, Inc., the Company provided two written put options to the vendor. The first written put option became exercisable on December 31, 2009, expiring June 30, 2011, and allows the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel Barbados, Inc. would become 51% assuming the written put option was exercised in full). The second written put option became exercisable on December 31, 2010, with no expiry, and allows the vendor to put whatever interest is not put under the first written put option plus up to an incremental 44% economic interest to the Company. The written put options set out the share pricing methodology, which is dependent upon Transactel Barbados, Inc. future earnings.

The vendor provided the Company with two purchased call options which substantially mirror the written put options except that they are only exercisable upon achieving certain business growth targets.

The Company initially accounted for its investment in Transactel Barbados, Inc. using the equity method.

The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities.

On January 7, 2011, the Company exercised its purchased call option to acquire a further 21.01% economic interest in Transactel Barbados, Inc. from the vendor for $20 million cash. The Company continues to account for its resulting direct 51% economic interest in Transactel Barbados, Inc. using the equity method. The control of Transactel Barbados, Inc. resides with the “super-majority” of its board of directors, who have the continuing power to determine the strategic operating, investing and financing policies of Transactel Barbados, Inc. Although the Company has the right to elect the simple majority of the board of directors at the direct 51% economic interest level, it does not have the right to elect the super-majority of the board of directors at that level. As a result, the vendor’s remaining direct 49% economic interest effectively has a veto right over the strategic operating, investing and financing policies of Transactel Barbados, Inc. and thus the Company does not have the control necessary to apply consolidation accounting.

Black’s Photo Corporation: On September 3, 2009 (the acquisition date), the Company acquired a 100% economic and voting interest in Black’s Photo Corporation, a national imaging and digital retail company for $28 million cash ($26 million net of cash acquired). There was no contingent consideration in the transaction. This investment was made with a view to enhancing the Company’s distribution of wireless products and services across Canada.

The primary factors that contributed to a purchase price that resulted in the recognition of goodwill are: the existing Black’s Photo Corporation business; the acquired workforce; and the time-to-market benefits of acquiring an established multi-location retailer to distribute wireless products. Black’s Photo Corporation’s results of operations are included in the Company’s Wireless segment effective September 3, 2009. The amount assigned to goodwill is not expected to be deductible for tax purposes.

Purchase price: The purchase price amounts assigned to assets acquired and liabilities assumed are as set out in the following table:

As at September 3, 2009 (millions)	Black’s Photo Corporation
Assets
Current assets	$22
Non-current assets
Property, plant and equipment	9
Intangible assets with indefinite life (brand)	7
Other long-term assets	1
Total non-current assets	17
Total identifiable assets acquired	39
Liabilities
Current liabilities	(19)
Net identifiable assets acquired	20
Goodwill	8
Net assets acquired	$28
Acquisition effected by way of:
Cash consideration	$28

notes to consolidated financial statements

Pro forma disclosures: The following pro forma supplemental information represents certain results of operations as if the business acquisition noted above had been completed as at the beginning of the fiscal year presented.

Year ended December 31	2009
(millions except per share amounts)	As reported(1)	Pro forma(2)
Operating revenues	$9,606	$9,668
Net income	$1,002	$993
Net income per Common Share and Non-Voting Share
Basic	$3.14	$3.12
Diluted	$3.14	$3.11

(1)          Operating revenues and net income (loss) for the year ended December 31, 2009, include $44 and $(1), respectively, in respect of the acquisition of Black’s Photo Corporation.

(2)          Pro forma amounts for the year ended December 31, 2009 reflect Black’s Photo Corporation. Black’s Photo Corporation was acquired on September 3, 2009; its results have been included in the Company’s Consolidated Statement of Income and Other Comprehensive Income effective the same date.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17            short-term obligations

The Company’s bilateral bank facilities are as follows:

As at December 31 (millions)	2010	2009
Net available	$56	$53
Drawn	2	6
Outstanding, undrawn letters of credit	3	3
Gross available	$61	$62

18            long-term debt

(a)          Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2010	2009
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$736	$1,411
CB	5.00	%(1)	June 2013	299	299
CC	4.50	%(1)	March 2012	300	299
CD	4.95	%(1)	March 2017	691	690
CE	5.95	%(1)	April 2015	498	498
CF	4.95	%(1)	May 2014	698	697
CG	5.05	%(1)	December 2019	990	989
CH	5.05	%(1)	July 2020	992	—
				5,204	4,883
TELUS Corporation Commercial Paper	1.13%		Through February 2011	104	467
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	—	50
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	174	173
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				741	790
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	—	30
Capital leases issued at varying rates of interest from 2.04% to 5.30% and maturing on various dates up to 2013				7	2
Long-Term Debt				6,056	6,172
Less: Current maturities				743	82
Long-Term Debt – non-current				$5,313	$6,090

(1)          Interest is payable semi-annually.

(2)          Principal face value of notes is U.S.$741 million (2009 — U.S.$1,348 million).

notes to consolidated financial statements

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

On July 27, 2010, the Company exercised its right to early and partially redeem, on September 2, 2010, U.S.$607 million of its publicly held 2011 (U.S. Dollar) Notes. As set out in Note 8, the loss on the redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $52 million.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. As set out in Note 8, the loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $99 million.

2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2011 (U.S. Dollar) Notes, U.S.$0.7 billion (2009 — U.S.$1.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at December 31, 2010, comprised a net derivative liability of $404 million (2009 — $721 million), as set out in Note 5(h). The asset value of the swap agreements increases (decreases) when the statement of financial position date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

				Principal face amount				Redemption
Series	Issued	Issue price		Originally issued		Outstanding at financial statement date		present value spread (basis points)(1)
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$	994.78	U.S.$	2.0 billion	U.S.$	0.7 billion	30
5.00% Notes, Series CB	May 2006		$998.80		$300 million		$300 million	16
4.50% Notes, Series CC	March 2007		$999.91		$300 million		$300 million	15
4.95% Notes, Series CD	March 2007		$999.53		$700 million		$700 million	24
5.95% Notes, Series CE(2)	April 2008		$998.97		$500 million		$500 million	66
4.95% Notes, Series CF(2)	May 2009		$999.96		$700 million		$700 million	71
5.05% Notes, Series CG(2)	December 2009		$994.19		$1.0 billion		$1.0 billion	45.5
5.05% Notes, Series CH(2)	July 2010		$997.44		$1.0 billion		$1.0 billion	47

(1)          The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)          The Series CE Notes, Series CF Notes, Series CG Notes and Series CH Notes each require the Company to make an offer to repurchase the Series CE Notes, Series CF Notes, Series CG Notes and Series CH Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion. Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

notes to consolidated financial statements

(d)          TELUS Corporation credit facilities

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility expiring on May 1, 2012, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010; during the quarter ended September 30, 2010, the Company exercised its right to cancel the facility in its entirety. The credit facility was unsecured and bore interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	2010	2009
As at December 31 (millions) Revolving credit facility expiring	May 1, 2012	May 1, 2012	December 31, 2010	Total
Net available	$1,779	$1,410	$300	$1,710
Outstanding, undrawn letters of credit	117	123	—	123
Backstop of commercial paper	104	467	—	467
Gross available	$2,000	$2,000	$300	$2,300

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the first mortgage bonds’ principal and interest.

notes to consolidated financial statements

(g)   Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2010, for each of the next five fiscal years are as follows:

	Canadian dollars		U.S. dollars
Long-term debt denominated in	All except	Capital		Derivative liability
Years ending December 31 (millions)	capital leases	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2011	$—	$7	$737	$(737)	$1,135	$1,135	$1,142
2012	404	—	—	—	—	—	404
2013	300	—	—	—	—	—	300
2014	700	—	—	—	—	—	700
2015	625	—	—	—	—	—	625
Thereafter	3,324	—	—	—	—	—	3,324
Future cash outflows in respect of long-term debt principal repayments	5,353	7	737	(737)	1,135	1,135	6,495
Future cash outflows in respect of associated interest and like carrying costs(2)	2,311	1	29	(29)	48	48	2,360
Undiscounted contractual maturities (Note 5(c))	$7,664	$8	$766	$(766)	$1,183	$1,183	$8,855

(1)   Where applicable, principal-related cash flows reflect foreign exchange rates at December 31, 2010.

(2)   Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

19    Common Share and Non-Voting Share equity

(a)   Authorized share capital

As at December 31, 2010 and 2009, the Company’s authorized share capital consisted of 1 billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction. Non-Voting Shares have conversion rights that, in certain instances (such as if a change in foreign ownership restrictions were to occur), allow the holders of Non-Voting Shares to convert them to Common Shares on a one-for-one basis.

(b)   Accumulated other comprehensive income (loss)

	2010					2009
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Years ended December 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 5(i))
Gains (losses) arising in current period	$15	$11	$4			$(264)	$(26)	$(238)
(Gains) losses arising in prior periods and transferred to net income in the current period	59	9	50			362	55	307
	74	20	54	$(53)	$1	98	29	69	$(122)	$(53)
Cumulative foreign currency translation adjustment	—	—	—	(19)	(19)	(12)	—	(12)	(7)	(19)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	—	—	—	—	—	1	—	1	(1)	—
	$74	$20	$54	$(72)	$(18)	$87	$29	$58	$(130)	$(72)

notes to consolidated financial statements

As at December 31, 2010, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $3 million.

(c)   Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	2010		2009
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	11,057,916	$38.08	10,153,316	$39.23
Granted	2,787,876	33.00	2,572,556	30.61
Exercised(1)	(1,329,351)	29.23	(619,760)	20.71
Forfeited	(614,941)	39.55	(958,122)	42.18
Expired	(159,834)	35.80	(90,074)	30.21
Outstanding, end of period	11,741,666	$37.83	11,057,916	$38.08

(1)   The total intrinsic value of share option awards exercised for the year ended December 31, 2010, was $17 million (2009 — $7 million) (reflecting a weighted average price at the dates of exercise of $41.88 per share (2009 — $32.41 per share)). The tax benefit realized for the tax deductions from share option exercises for the year ended December 31, 2010, was $NIL (2009 — $NIL).

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 12(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2010				2009
Years ended December 31	Common Shares		Non-Voting Shares	Total	Common Shares		Non-Voting Shares	Total
Shares issued or issuable pursuant to exercise of share options	96,526		440,073	536,599	1,506		23,984	25,490
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	25,225		451,652	476,877	88,221		474,941	563,162
Shares issued pursuant to use of share option award net-equity settlement feature	N/A	(1)	77,061	77,061	N/A	(1)	15,162	15,162
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A	(1)	238,814	238,814	N/A	(1)	15,946	15,946
Share options exercised	121,751		1,207,600	1,329,351	89,727		530,033	619,760

(1)   Share option awards for Common Shares do not have a net-equity settlement feature.

notes to consolidated financial statements

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2010.

							Options exercisable
Options outstanding(1)							Number of	Weighted average
Range of option prices						Total	shares	price
Low	$8.43	$14.93	$23.08	$34.81	$53.09	$8.43
High	$10.75	$22.06	$33.14	$50.47	$64.64	$64.64

Year of expiry and number of shares
2011	—	3,650	559,312	450,650	—	1,013,612	1,013,612	$29.08
2012	4,733	84,600	65,000	1,057,785	—	1,212,118	1,212,118	$37.00
2013	—	—	—	1,112,797	51,741	1,164,538	1,039,855	$43.52
2014	—	—	—	30,120	973,921	1,004,041	994,301	$56.45
2015	—	—	19,475	2,321,328	—	2,340,803	—	$—
2016	—	—	2,305,527	—	—	2,305,527	—	$—
2017	—	—	2,551,226	149,801	—	2,701,027	—	$—
	4,733	88,250	5,500,540	5,122,481	1,025,662	11,741,666	4,259,886
Weighted average remaining contractual life (years)	1.8	1.9	5.1	2.9	3.2	4.0
Weighted average price	$10.10	$16.34	$30.85	$41.95	$56.70	$37.83
Aggregate intrinsic value(2) (millions)	$—	$2	$68	$9	$—	$79

Options exercisable
Number of shares	4,733	88,250	624,312	2,544,159	998,432	4,259,886
Weighted average remaining contractual life (years)	1.8	1.9	0.7	1.6	3.2	1.8
Weighted average price	$10.10	$16.34	$24.41	$40.25	$56.66	$41.25
Aggregate intrinsic value(2) (millions)	$—	$2	$12	$8	$—	$22

(1)   As at December 31, 2010, 10,764,911 share options, with a weighted average remaining contractual life of 3.8 years, a weighted average price of $38.03 and an aggregate intrinsic value of $72 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)   The aggregate intrinsic value is calculated upon December 31, 2010, per share prices of $45.48 for Common Shares and $43.25 for Non-Voting Shares.

As at December 31, 2010, approximately 29 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

20    commitments and contingent liabilities

(a)   Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. At December 31, 2010, the future minimum lease payments under capital leases and operating leases are as follows:

		Operating lease payments					Operating lease receipts
	Capital	Land and buildings			Vehicles and		from sub-let
Years ending December 31 (millions)	lease payments	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2011	$8	$169	$96	$265	$20	$285	$7
2012	—	153	88	241	12	253	12
2013	—	142	87	229	6	235	12
2014	—	129	83	212	2	214	12
2015	—	118	81	199	1	200	12
Total future minimum lease payments	8
Less imputed interest	1
Capital lease liability	$7

Total future minimum operating lease payments at December 31, 2010, were $2,333 million. Of this amount, $2,291 million was in respect of land and buildings; approximately 57% of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates which range from 2016 to 2026.

(b)   Concentration of labour

In 2010, TELUS commenced collective bargaining with the Telecommunications Workers Union to renew the collective agreement which expired November 19, 2010. As at December 31, 2010, approximately 31% (2009 — 32%) of the Company’s workforce is covered by the expired contract with the Telecommunications Workers Union.

notes to consolidated financial statements

(c)   Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. These indemnification obligations range in duration and vary in terms. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnities.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 40% through May 2011 and then 15% in the final five years, ending May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2010, the Company has no liability recorded in respect of indemnification obligations.

(d)   Claims and lawsuits

General: A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

Certified class actions: A class action was brought in August 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. That claim (the Frey matter) alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. In September 2007, the class was certified by the Saskatchewan Court of Queen’s Bench as an opt-in national class. In February 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two decisions of the Supreme Court of Canada. In March 2010, the Company obtained leave to appeal the certification decision. That appeal was heard in December 2010 and judgement was reserved. A parallel proceeding (the Collins matter) was commenced in Saskatchewan in July 2009 after the enactment of opt-out national class action legislation in Saskatchewan. In Collins, plaintiff’s counsel applied to certify a new national class in Saskatchewan making substantially the same allegations as in the Frey matter. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March, 2010, the plaintiffs applied for leave to appeal the stay decision. That application is adjourned pending the outcome of the appeal in the Frey matter. The Company believes that it has good defences to both actions.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions: Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government notes to consolidated financial statements

charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

21            additional financial information

(a)          Statement of income and other comprehensive income

Years ended December 31 (millions)	2010	2009
Operating revenues:
Service(1)	$9,168	$9,077
Equipment	611	529
	$9,779	$9,606
Operations expense(2):
Cost of sales and service
Cost of goods sold	$1,189	$1,053
Other	2,191	2,225
	3,380	3,278
Selling, general and administrative	2,682	2,647
	$6,062	$5,925
Advertising expense	$313	$282
Employee benefits expense
Wages and salaries(3)	$2,010	$2,093
Pensions — defined benefit (Note 13(b))	28	18
Pensions — defined contribution (Note 13(l))	61	61
Other defined benefits (Note 13(b))	3	2
Restructuring costs (Note 7)	64	186
Other	131	128
	2,297	2,488
Capitalized internal labour costs	(363)	(368)
	$1,934	$2,120

(1)          Operating revenues arising from services includes portable subsidy receipts for the year ended December 31, 2010, of $37 (2009 — $51), as disclosed in Note 4(c).

(2)          Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(3)          Wages and salaries include share-based compensation for the year ended December 31, 2010, of $57 (2009 — $69), as disclosed in Note 12.

(b)          Statement of financial position

As at December 31 (millions)	2010	2009
Accounts receivable
Customer accounts receivable	$741	$556
Accrued receivables — customer	102	103
Allowance for doubtful accounts	(41)	(59)
	802	600
Accrued receivables — other	113	93
Other	2	1
	$917	$694
Inventories
Wireless handsets, parts and accessories	$236	$226
Other	47	44
	$283	$270
Other long-term assets
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,683	$1,565
Other	61	37
	$1,744	$1,602

notes to consolidated financial statements

As at December 31 (millions)	2010	2009
Accounts payable and accrued liabilities
Accrued liabilities	$555	$560
Payroll and other employee-related liabilities	307	272
Accrual for net-cash settlement feature for share option awards (Note 12(b))	18	14
Asset retirement obligations	3	3
	883	849
Trade accounts payable	448	382
Interest payable	73	60
Other	91	94
	$1,495	$1,385
Advance billings and customer deposits
Advance billings	$536	$470
Regulatory deferral accounts	62	144
Deferred customer activation and connection fees	35	40
Customer deposits	25	20
	$658	$674
Other long-term liabilities
Derivative liabilities (Note 5(h))	$—	$721
Pension and other post-retirement liabilities	223	214
Other	174	173
	397	1,108
Regulatory deferral accounts	100	—
Deferred customer activation and connection fees	67	80
Deferred gain on sale-leaseback of buildings	25	38
Asset retirement obligations	49	45
	$638	$1,271

(c)          Supplementary cash flow information

Years ended December 31 (millions)	2010	2009
Net change in non-cash working capital
Accounts receivable	$(223)	$272
Inventories	(13)	143
Prepaid expenses	(8)	9
Accounts payable and accrued liabilities	112	(98)
Income and other taxes receivable and payable, net	(216)	28
Advance billings and customer deposits	112	(15)
	$(236)	$339
Long-term debt issued
TELUS Corporation Commercial Paper	$2,725	$5,387
TELUS Corporation Credit Facility expiring May 1, 2012	—	2,025
Other	1,000	1,700
	$3,725	$9,112
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(3,088)	$(5,351)
TELUS Corporation Credit Facility expiring May 1, 2012	—	(3,003)
Other	(1,039)	(890)
	$(4,127)	$(9,244)
Interest (paid)
Amounts (paid) in respect of interest expense	$(419)	$(468)
Amounts (paid) in respect of loss on redemption of long-term debt (Note 18(b))	(52)	(99)
	$(471)	$(567)

notes to consolidated financial statements

22                        transactions with key management personnel

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, for fiscal 2010 and fiscal 2009, is as follows:

For the years ended December 31 (millions)	2010	2009
Short-term benefits	$11	$10
Post-employment pension and other benefits	3	3
Share-based compensation(1)	15	13
	$29	$26

(1)          For the year ended December 31, 2010, share-based compensation is net of $5 (2009 — inclusive of $3) of effects of derivatives used to manage share-based compensation costs (Note 12(b)-(c)).

As disclosed in Note 12, the Company has made awards of share-based compensation in fiscal 2010 and 2009. As most of these awards are cliff-vesting the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2010 and fiscal 2009 awards are included in the amounts in the table above.

For the years ended December 31 (millions)	2010	2009
Share options awarded — total fair value at date of grant	$3	$3
Restricted stock units awarded — total fair value at date of grant	7	5
	$10	$8

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2010	2009
Restricted stock units	$7	$5
Net-cash settlement feature for share options	3	2
Deferred share units(1)	18	12
	$28	$19

(1)          The Company’s Directors Share Option and Compensation Plan provides that, in addition to their annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares or cash. Deferred share units entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares. Deferred share units are paid out and expire when a director ceases to be a director for any reason.

During the year ended December 31, 2010, key management personnel exercised 234,359 share options (2009 — 127,000 share options) which had an intrinsic value of $3 million (2009 — $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $42.85 (2009 — $32.57).

The Company’s key management personnel receive communications services from the Company, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if the executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer and the Chief Financial Officer) of base salary, benefits and accrual of pension service in lieu of notice and fifty per cent of base salary in lieu of annual cash bonus (other than for the Chief Executive Officer who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to any different treatment than other Company employees with respect to unvested share-based compensation, other than for the Chief Executive Officer whose unvested share-based compensation would immediately vest.

notes to consolidated financial statements

23                        differences between Canadian and United States generally accepted accounting principles

The Consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2, Canadian GAAP is being converged with IFRS-IASB. The United States Securities and Exchange Commission, effective March 4, 2008, no longer requires certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the United States Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB in fiscal 2011, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below.

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)	2010	2009

Net income in accordance with Canadian GAAP	$1,038	$1,002
Adjustments:
Operating expenses
Operations (b)	(57)	(65)
Amortization of intangible assets (c)	(50)	(50)
Taxes on the above adjustments and tax rate changes (e)	31	44
Net income in accordance with U.S. GAAP	962	931
Other comprehensive income (loss), net of taxes (f)
In accordance with Canadian GAAP	54	58
Change in pension related other comprehensive income accounts	(144)	(439)
In accordance with U.S. GAAP	(90)	(381)
Comprehensive income in accordance with U.S. GAAP	$872	$550
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$958	$927
Non-controlling interests	4	4
	$962	$931
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$868	$546
Non-controlling interests	4	4
	$872	$550
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
Basic	$2.99	$2.92
Diluted	$2.98	$2.91

The following is an analysis of retained earnings reflecting the application of U.S. GAAP:

Years ended December 31 (millions)	2010	2009
Balance at beginning of period	$553	$227
Net income in accordance with U.S. GAAP attributable to Common Shares and Non-Voting Shares	958	927
	1,511	1,154
Dividends	(642)	(601)
Balance at end of period	$869	$553

notes to consolidated financial statements

The following is an analysis of major statement of financial position categories reflecting the application of U.S. GAAP:

As at December 31 (millions)	2010	2009
Current Assets	$1,390	$1,127

Non-Current Assets
Property, plant and equipment	7,722	7,729
Intangible assets	6,541	6,605
Goodwill	3,974	3,974
Other assets	310	362
	18,547	18,670
	$19,937	$19,797
Current Liabilities	$3,950	$2,964

Non-Current Liabilities
Long-term debt	5,340	6,120
Other long-term liabilities	838	1,413
Deferred income taxes	1,424	1,323
	7,602	8,856
Total Liabilities	11,552	11,820
Owners’ Equity
Common Share and Non-Voting Share equity	8,363	7,956
Non-controlling interests	22	21
	8,385	7,977
	$19,937	$19,797

The following is a reconciliation of Common Share and Non-Voting Share equity incorporating the significant differences between Canadian and U.S. GAAP:

	Common Share and Non-Voting Share equity
As at December 31, 2010 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,219	$3,237	$190	$2,551	$(18)	$8,179
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,582)	(973)	61
Share-based compensation (b)	10	60	26	(96)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,962	$4,308	$215	$869	$(991)	$8,363

	Common Share and Non-Voting Share equity
As at December 31, 2009 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,216	$3,070	$181	$2,159	$(72)	$7,554
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,508)	(829)	279
Share-based compensation (b)	10	53	31	(94)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,959	$4,134	$211	$553	$(901)	$7,956

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662 million (including merger related costs of $52 million) effective January 31, 1999.

notes to consolidated financial statements

(b)          Operating expenses — Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Unlike Canadian GAAP, U.S. GAAP requires the full recognition of obligations associated with employee future benefit plans. Under U.S. GAAP, the funded states of the Company’s plans are shown gross on the consolidated statements of financial position and the difference between the net funded plan states and the net accrued benefit assets or liabilities are included as a component of accumulated other comprehensive income.

Share-based compensation: Both Canadian GAAP and U.S. GAAP require the use of the fair value method of accounting for share-based compensation for awards made after 2001 and 1994, respectively.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in owners’ equity accounts arising from these awards will continue.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affected the transitional amount whereas Canadian GAAP only considered grant-date fair values for affected outstanding share option awards granted subsequent to 2001; for the year ended December 31, 2010, this resulted in the U.S. GAAP expense being greater than the Canadian GAAP expense by $2 million (2009 — $1 million).

(c)          Operating expenses — Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

		Accumulated	Net book value
As at December 31 (millions)	Cost	amortization	2010	2009
Intangible assets subject to amortization Subscribers — wireline	$1,950	$543	$1,407	$1,457
Intangible assets with indefinite lives Spectrum licences(1)	1,833	1,833	—	—
	$3,783	$2,376	$1,407	$1,457

(1)          Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2010, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2011	$424
2012	304
2013	139
2014	89
2015	76

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction notes to consolidated financial statements

took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Income taxes

Years ended December 31 (millions)	2010	2009
Current	$115	$286
Deferred	187	(112)
	302	174
Investment Tax Credits	(5)	(15)
	$297	$159

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$366	29.0%	$331	30.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(40)		(97)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(36)		(68)
Share option award compensation	10		4
Investment Tax Credits, net of tax	(4)		(10)
Other	1		(1)
U.S. GAAP income tax expense	$297	23.6%	$159	14.7%

The Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax liability are estimated as follows:

As at December 31 (millions)	2010	2009
Property, plant and equipment and intangible assets subject to amortization	$(639)	$(583)
Intangible assets with indefinite lives	(835)	(789)
Partnership income unallocated for income tax purposes	(398)	(437)
Net pension and share-based compensation amounts	22	43
Reserves not currently deductible	70	124
Losses available to be carried forward	35	40
Other	(27)	(15)
	$(1,772)	$(1,617)
Deferred income tax liability
Current	$(348)	$(294)
Non-current	(1,424)	(1,323)
Deferred income tax asset (liability)	$(1,772)	$(1,617)

Effective January 1, 2007, the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Accounting Standards Codification topic 740, Income Taxes. This topic is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company’s financial statements as a result of that adoption.

The total amount of unrecognized tax benefits, excluding net capital losses, that, if recognized, would affect the effective tax rate at December 31, 2010, is $230 million (2009 — $258 million). Unrecognized tax benefits related to net capital losses, if recognized, amount to $NIL (2009 — $156 million), none of which would have affected the effective tax rate for the years ended December 31, 2010 or 2009.

The gross amount of unrecognized tax benefits is calculated as the undiscounted cumulative impact of such positions on taxable income before timing-related reversals that have yet to be realized and before the application of losses carried forward, including taxable income for partnerships that will be allocated in the next twelve months, multiplied by the applicable tax rate for the estimated period when such benefit will be realized.

notes to consolidated financial statements

	2010			2009
	Unrecognized tax benefits			Unrecognized tax benefits
Years ended December 31 (millions)	Gross	Component sheltered by losses carried forward	Component comprised of capital losses	Gross	Component sheltered by losses carried forward	Component comprised of capital losses
Balance, beginning of period	$800	$35	$156	$867	$310	$156
Tax positions related to prior years
Additions for tax returns filed during the year, less prior year estimates	16	—	—	11	—	—
	816	35	156	878	310	156
Tax positions related to prior years
Reduction for timing items deductible in the year	(40)	—	—	(47)	(47)	—
Positions abandoned	(156)	—	(156)	—	—	—
Other changes in estimates	2	—	—	7	—	—
Tax positions related to current year
Estimated additions	31	—	—	35	30	—
Reductions	—	—	—	—	—	—
Settlements	(84)	—	—	(67)	—	—
Current period reduction in losses	(4)	(7)	—	(2)	(258)	—
Lapses in statutes of limitations	—	—	—	(1)	—	—
Adjustments for tax rate changes	(3)	—	—	(3)	—	—
Balance, end of period	$562	$28	$—	$800	$35	$156

Included in the balance at December 31, 2010 and 2009, excluding net capital losses, are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. In addition, the Company has losses carried forward that are available to be applied against unrecognized tax benefits. As a result, the impact on the annual effective tax rate is significantly less than the gross amount of gross unrecognized tax benefits noted above.

The gross reserves are adjusted for tax rate changes applicable to current and future taxation years based on the expected timing of loss utilization.

In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs. During the year ended December 31, 2010, the Company recorded interest income of $2 million (2009 — $46 million) in respect of income taxes, recorded interest expense of $NIL (2009 — $NIL) and collected $2 million (2009 — $54 million) of interest receivable. As at December 31, 2010, the Company had a balance of $5 million for accrued interest payable (2009 - $5 million) in respect of differences between when tax-related exposures have been funded compared to when tax-related exposures may have come into existence.

As at December 31, 2010, it is reasonably possible that the Company’s net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

•      It is expected that Notices of Reassessment will be issued and/or settlements will be reached with various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in adjustments to the effective tax rate and gross unrecognized tax benefits including the abandonment of any remaining unrecognized tax benefits. Certain presently unrecognized tax benefits pertain to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates. It is estimated the gross amount of the unrecognized tax benefits that are expected to be resolved ranges from $65 million to $85 million (2009 — $115 million to $135 million).

•      It is anticipated that the Company will commence litigation proceedings in 2011 with respect to certain unrecognized tax benefits with gross amounts expected to be resolved or abandoned ultimately within a range of $60 million to $190 million.

•      For those items that are timing in nature, it is reasonably possible that the gross unrecognized tax benefits will decrease by $15 million to $25 million (2009 — $15 million to $25 million) as temporary differences are drawn down.

•      During the next twelve months, the Company will file tax returns covering the period ended December 31, 2010, as required by statute. The returns are likely to contain unrecognized tax benefits that are different than what has been quantified above. As the positions will only be finalized at the time the tax returns are prepared, the amount of such benefits cannot be estimated with certainty prior to that time.

notes to consolidated financial statements

As at December 31, 2010, income tax returns, whether filed or not, pertaining to taxation years that remain open to examination by major jurisdictions are as follows:

	2010		2009
As at December 31	Restricted to appeals	Other	Restricted to appeals	Other
Canada – Federal	1999 – 2001, 2003	2002, 2004 – 2010	1999 – 2001, 2003	2002, 2004 – 2009
Canada – provincial	1999 – 2001	2002 – 2010	1999 – 2001	2002 – 2009
United States	N/A	2006 – 2010	N/A	2006 – 2009

(f)            Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2010			2009
Years ended December 31 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$74	$(198)	$(124)	$87	$(593)	$(506)
Income tax expense	20	(54)	(34)	29	(154)	(125)
Net	54	(144)	(90)	58	(439)	(381)
Accumulated other comprehensive income (loss), beginning of period	(72)	(829)	(901)	(130)	(390)	(520)
Accumulated other comprehensive income (loss), end of period	$(18)	$(973)	$(991)	$(72)	$(829)	$(901)

The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2011, are as follows:

	2010				2009
				Amounts
				expected
	Accumulated other comprehensive			to be	Accumulated other comprehensive
	income amounts			recognized in	income amounts
As at December 31 (millions)	Gross	Tax effect	Net	2011	Gross	Tax effect	Net
Pension benefit plans
Unamortized net actuarial loss (gain)	$1,726	$468	$1,258	$99	$1,528	$417	$1,111
Unamortized past service costs	27	9	18	4	31	10	21
Unamortized business combination difference	(419)	(114)	(305)	—	(418)	(116)	(302)
	1,334	363	971	103	1,141	311	830
Other benefit plans
Unamortized net actuarial loss (gain)	4	1	3	—	(1)	—	(1)
	$1,338	$364	$974	$103	$1,140	$311	$829

(g)        Accounting policy developments

Accounting for transfers of financial assets and consolidation of variable interest entities: Under U.S. GAAP, for interim and annual reporting effective with its 2010 fiscal year, the Company is required to comply with amended standards in respect of transfers of financial assets and variable interest entities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 and No. 167, Amendments to FASB Interpretation No. 46(R). Earlier application was prohibited. The Company’s current accounting policies and practices are not affected by the provisions of these topics.

Recently issued accounting standards not yet implemented: As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.